FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. EXCERPT FROM QUARTERLY FINANCIAL STATEMENTS, AS CORRECTED (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited)
(FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005) CONSOLIDATED

EXPLANATORY NOTE

Nidec Corporation hereby furnishes this Form 6-K to correct the amount for operating income forecast for the consolidated results for the full year ending March 31, 2006 to ¥55,000 million from ¥550,000 million in Section 3 - (5) of the press release furnished under the cover of Form 6-K to the Securities and Exchange Commission on October 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

The hard disk drive industry is fast extending the reach into the realm of digital consumer electronics. The prospect of a fast-paced expansion of the digital consumer electronics market is intensifying market competitions between manufacturers of hard disk drives and those of other data-storage alternatives represented by semiconductor memory devices.

An excessive market competition in the data-storage market, combined with the nature of the digital consumer electronics market highly subject to demand fluctuation, could oblige hard disk drive manufacturers to exercise unexpectedly drastic production adjustments. Such event could reduce demand for our products, eventually affecting the businesses, financial conditions and operating results of the entire Nidec Group.

(5) Business Forecast for the Year ending March 31, 2006

Notwithstanding the expected trend of recovery in the Japanese economy in the second half of fiscal year ending March 31, 2006, as for the business environment, the extent of changes in the various aspects of institutions, technological development and country risks will occur more rapidly and in a wider variety of forms by business segment. The US economy, having the largest impact on our economy, has also various inherent unstable factors. It is very difficult to forecast how these factors will affect our business management and performance. We will not generally change the initial forecast, but we have reviewed as follows, taking into consideration the parts that have exceeded the initial forecast for the first half.

*Forecast of the consolidated results for the full year ending March 31, 2006

Net sales	¥520,000 million	(107.0% over the previous fiscal year)
Operating income	¥55,000 million	(102.5% over the previous fiscal year)
Income before provision for income taxes	¥60,000 million	(104.7% over the previous fiscal year)
Net income	¥40,000 million	(119.6% over the previous fiscal year)

*Forecast of the non-consolidated results for the full year ending March 31, 2006

Net sales	¥160,000 million	(122.7% over the previous fiscal year)
Operating income	¥7,000 million	(297.6% over the previous fiscal year)
Recurring profit	¥17,500 million	(129.9% over the previous fiscal year)
Net income	¥14,000 million	(112.7% over the previous fiscal year)

(Note) About Forecast of Business Results

1) Consolidated accounting results were in accordance with US GAAP.

2) Exchange rate was set at 1 US$ = ¥105 for the second half. Exchange rates of Asian currencies are also set in conjunction with this.